VIA EDGAR AND FEDERAL EXPRESS

October 19, 2006

Sara Kalin

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	GateHouse Media, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 11, 2006
File No. 333-135944

Dear Ms. Kalin:

On behalf of GateHouse Media, Inc. (the “Company”), attached hereto for filing is Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 3 to the Registration Statement filed on October 11, 2006. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 18, 2006, to Ms. Polly G. Sack, General Counsel of the Company. Page numbers referred to in our responses refer to page numbers in the Amendment No. 4 to the Registration Statement.

Prospectus - Summary – Recent Development, page 5

1.	Comment: We note that you disclose the unaudited expected revenue for the three months ended September 30, 2006. In light of the significant increase in revenue as compared to the three months ended September 30, 2005, please revise your disclosure to explain the reasons for the increase in revenue from the comparable period. Also, to provide a more complete understanding of the results of operations for the three months ended September 30, 2006, please revise your disclosure to include the expected net income or loss for the period.

Response: In addition to the written comment received, the Company notes that it discussed this matter with Claire Erlanger of the Staff on October 19, 2006. Based on this discussion, the Company has removed the “Recent Development” section from the Registration Statement. See page 5.

Business, page 59

Our Strategy, page 64

2.	Comment: We note the disclosure you have added regarding the fact that you are currently participating in competitive sales processes for several companies. Please confirm that you will advise us in the event your offer for any significant targets is accepted or in the event you enter into any other agreements, including term sheets, with respect to a proposed acquisition.

Response: The Company confirms that it will advise the Staff should an offer from the Company be accepted by any significant target or if the Company enters into any other agreements, including term sheets, with respect to a proposed acquisition.

Investor Rights Agreement, page 90

3.	Comment: We note the disclosure on page 90 indicating that the company intends to enter into an Investor Rights Agreement with an affiliate of Fortress prior to the consummation of the offering. Please revise the notes to the interim financial statements and MD&A to discuss the significant terms of the investor rights agreement. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

Response: The Company has revised the notes to the interim financial statements to disclose the significant terms of the investor rights agreement. See pages F-68 and F-69. The Company has also revised its disclosure in MD&A to include a specific reference to the investor rights agreement. The Company notes that a cross-reference to the more detailed discussion of the investor rights agreement was already included in MD&A. See page 54.

4.	Comment: In addition, please expand the “Our Principal Stockholder” section of the Summary to briefly summarize these rights, clearly indicating that Fortress will have the right to designate directors regardless of whether they own a majority of the company’s shares.

Response: The Company has expanded the “Our Principal Stockholder” section to briefly summarize Fortress’ right to nominate directors. The Company believes that “nominate” is a more apt term since the election of directors is ultimately subject to the vote of the Company’s stockholders at annual meetings. The Company has also included a cross-reference to the more detailed discussion of these rights. See page 5.

Unaudited Pro Forma Statements of Operation

Adjustments to Pro Forma Condensed Consolidated Statements of Operations

5.	Comment: We note from Adjustment 2(F) that the pro forma adjustments to outstanding common shares reflect the adjustment to the number of shares deemed necessary to pay the fourth quarter stub dividend. However, because both the third quarter dividend and the fourth quarter stub dividend together appear to exceed the earnings during the previous twelve months, they are both deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your adjustment to include the number of shares deemed necessary to pay both the third and fourth quarter dividends, to the extent the amount exceeds earnings during the previous twelve mouths. See SAB Topic 1B3.

Also, please explain to us how you calculated or determined the number of shares needed to retire the second lien term loan. We would assume that using the midpoint of the offering price of $17 per share, the number of shares assumed in the proceeds used to pay off the $152,000,000 second lien term loan facility would be 8,941,176.

Response: The Company’s earnings during the previous twelve months were $12.4 million, which exceeds the third quarter dividend of $7.4 million. Following the guidance of SAB Topic 1B3, the Company has presented the fourth quarter dividends as deemed dividends on a pro forma basis as they will be paid subsequent to and from the proceeds of the offering.

The Company calculated the earnings during the previous twelve months as follows (dollars in thousands):

		Page Ref.
Net income from June 6, 2005 - Dec. 31, 2005	$9,565	F-21
Net loss from June 6, 2005 - June 30, 2005	(804)	F-54

Net income from July 1, 2005 - December 31, 2005	10,369
Net income from Jan. 1, 2006 - June 30, 2006	1,993	F-54

12 month net income for period ended June 30, 2006	$12,362

The Company calculated the number of shares needed to repay the second lien term loan based on estimated proceeds net of the assumed underwriting discounts and commissions and offering costs and has revised the disclosure to clarify the nature of this calculation. See page F-18.

Report of Independent Registered Public Accounting Firm, page F-18

6.	Comment: Please remove the restrictive legend that precedes the Independent Auditor’s Report and complete the exception note as to the date of the accountant’s report prior to the planned effectiveness of your Form S-1 registration statement.

Response: The restrictive legend has been removed from the Independent Auditor’s Report. Note 20 to the consolidated financial statements has been completed and the related exception note has been removed from the Independent Auditor’s Report. See page F-19.

Audited Financial Statements for the year ended December 31, 2005

Note 20. Pro Forma Earnings (Loss) Per Share

7.	Comment: We note your disclosure that the fourth quarter stub dividend is deemed to have been paid from a portion of the proceeds of the IPO and you have adjusted pro forma EPS to give effect to the shares whose proceeds would be necessary to pay the dividend. However, because both the third quarter dividend and the fourth quarter stub dividend together appear to exceed the earnings during the previous twelve months, they are both deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your pro forma earnings per share amount to give effect to the number of shares whose proceeds would be necessary to pay both dividends (but only to the amount that exceeds earnings for the preceding twelve months). See SAB Topic 1B3. Your interim financial statements as of June 30, 2006 and Summary Historical Consolidated and Pro Forma Financial Data should also be revised.

Response: The Company refers the Staff to its response to Comment 5 for the calculation of earnings of $12.4 million during the previous twelve months, which exceed the third quarter dividend of $7.4 million.

Legal Opinion

8.	Comment: We note that your opinion is limited, in part, to the General Corporation Law of the State of Delaware. Please revise to clarify, if true, that your opinion is based on the Delaware General Corporation Law, including the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please refer to Section VIII.A.14 of the CF Current Issues Outline.

Response: In accordance with Section VIII.A.14 of the Division of Corporate Finance Current Issues Outline, Willkie Farr & Gallagher LLP hereby confirms in writing that it concurs with the understanding of the Staff that the reference and limitation of our opinion to the “General Corporation Law of the State of Delaware” includes the statutory provisions of the Delaware General Corporation Law and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. We include this confirmation herewith so that it will become part of the Commission’s official file regarding the registration statement.

* * * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981 or William N. Dye at (212) 728-8219.

Very truly yours,

/s/ Morgan D. Elwyn
Morgan D. Elwyn

cc:	GateHouse Media, Inc.
The New York Stock Exchange
Polly G. Sack, Esq.
William N. Dye, Esq.